================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                               Critical Path, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    22674V100
                                 (CUSIP Number)

                                Thomas J. Murphy
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                December 29, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
---------------------                                      ---------------------
22674V100                                                           Page 2 of 18
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      38,626,270 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      38,626,270 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,626,270 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 3 of 18
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      38,626,270 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      38,626,270 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,626,270 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 4 of 18
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      38,626,270 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      38,626,270 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,626,270 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.1% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 5 of 18
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      38,626,270 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      38,626,270 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,626,270 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 6 of 18
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      38,626,270 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      38,626,270 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,626,270 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 7 of 18
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      38,626,270 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      38,626,270 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,626,270 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 8 of 18
---------------------                                      ---------------------

ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 2 (this "Amendment") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated December 21, 2001 (the "Original 13D"), and Amendment No. 1 thereto, dated July 13, 2004 ("Amendment No. 1") with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Critical Path, Inc., a California corporation (the "Company"). The address of the principal executive office of the Company is 532 Folsom Street, San Francisco, CA 94105. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Original 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as follows:

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GAP, GAP 74, GapStar, GAPCO and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf,

---------------------                                      ---------------------
22674V100                                                           Page 9 of 18
---------------------                                      ---------------------

Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 74 is GAP. GAP is also the sole member of GapStar. GmbH Management is the general partner of KG.

                  The managing members of GAP are Steven A. Denning, Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William E. Ford, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GAP Managing Members"). The general partners of GAPCO are GAP Managing Members. The business address of each of the GAP Managing Members (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 4 Harbour View Street, Central Hong Kong. The business address of Mr. Havaldar is Room 222, The Taj Mahal Hotel, ApolloEBunder, Mumbai 400 001, India. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue, N.W., Washington, D.C. 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. Each of the GAP Managing Members, other than Messrs. Esser, Halvaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany. Mr. Feng is a citizen of the United States and Taiwan. Mr.

---------------------                                      ---------------------
22674V100                                                          Page 10 of 18
---------------------                                      ---------------------

Havaldar is a citizen of India. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended by adding the following at the end thereof:

                  On December 29, 2004, GAP 74, GapStar, GAPCO and KG (collectively, the "GAP Purchasers") entered into a Note and Warrant Purchase Agreement (the "Note and Warrant Purchase Agreement") with the Company, Campina Enterprises Limited ("Campina") and Richmond III, LLC ("Richmond"), pursuant to which the GAP Purchasers agreed to purchase (i) promissory notes of the Company in the aggregate principal amount of $5,000,000 (the "Notes") and (ii) warrants ("Series F Warrants") exercisable for an aggregate of 107,142 shares of Series F Preferred Stock, par value $0.001 per share (the "Series F Preferred Stock"), of the Company. The shares of Series F Preferred Stock are initially convertible into 1,071,420 shares of Common Stock. Such purchase was consummated on December 30, 2004.

                  All of the funds to purchase the Promissory Notes and Series F Warrants were obtained from contributions from partners of GAP 74, GAPCO and KG, and the available capital of GapStar.

---------------------                                      ---------------------
22674V100                                                          Page 11 of 18
---------------------                                      ---------------------

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired beneficial ownership of the shares of Series F Preferred Stock, and hold the shares of Series D Preferred Stock, Series E Preferred Stock, the Warrants and Series F Warrants described in the Original 13D, Amendment No. 1 and this Amendment, for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Warrants or Series F Warrants, and dispose of some or all of the shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Warrants and/or Series F Warrants owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of December 30, 2004, the Reporting Persons own of record the following securities of the Company:

                          (i) GAP owns of record, no shares of Common Stock, no shares of Series D Preferred Stock, no shares of Series E Preferred Stock, no shares of Series F Preferred Stock, no Warrants to purchase shares of Common Stock and no Series F Warrants to purchase shares of Series F Preferred Stock, or 0.0% of the Company's issued and outstanding shares of Common Stock;

                          (ii) GAP 74 owns of record 2,091,218 shares of Series D Preferred Stock convertible into 24,315,015 shares of Common Stock,

---------------------                                      ---------------------
22674V100                                                          Page 12 of 18
---------------------                                      ---------------------

         6,070,185 shares of Series E Preferred Stock convertible into 6,070,185 shares of Common Stock, Warrants to purchase 513,468 shares of Common Stock, and Series F Warrants to purchase 88,857 shares of Series F Preferred Stock convertible into 888,570 shares of Common Stock or 52% of the Company's issued and outstanding shares of Common Stock;

                           (iii) GapStar owns of record 159,091 shares of Series D Preferred Stock convertible into 1,849,783 shares of Common Stock, 466,928 shares of Series E Preferred Stock convertible into 466,928 shares of Common Stock, Warrants to purchase 39,062 shares of Common Stock, and Series F Warrants to purchase 6,884 shares of Series F Preferred Stock convertible into 68,840 shares of Common Stock or 4.0% of the Company's issued and outstanding shares of Common Stock;

                           (iv) GAPCO owns of record 295,146 shares of Series D Preferred Stock convertible into 3,431,721 shares of Common Stock, 783,036 shares of Series E Preferred Stock convertible into 783,036 shares of Common Stock, Warrants to purchase 72,469 shares of Common Stock, and Series F Warrants to purchase 11,228 shares of Series F Preferred Stock convertible into 112,280 shares of Common Stock or 7.1% of the Company's issued and outstanding shares of Common Stock;

                            (v) KG owns of record no shares of Series D Preferred Stock, 13,183 shares of Series E Preferred Stock convertible into 13,183 shares of Common Stock, no Warrants to purchase shares of Common Stock and Series F Warrants to purchase 173 shares of Series F Preferred Stock

---------------------                                      ---------------------
22674V100                                                          Page 13 of 16
---------------------                                      ---------------------

         convertible into 1,730 shares of Common Stock, or 0.0% of the Company's issued and outstanding shares of Common Stock; and

                            (vi) GmbH Management owns of record no shares of Series D Preferred Stock, no shares of Series E Preferred Stock and no Warrants to purchase shares of Common Stock and no Series F Warrants to purchase shares of Series F Preferred Stock, or 0.0% of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that (i) GAP is the general partner of GAP 74 and the sole member of GapStar, (ii) the GAP Managing Members (other than certain GAP Managing Members) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and (iii) the GAP Managing Members are authorized and empowered to vote and dispose of the securities owned by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock underlying the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock and the Warrants and to share voting power and the power to direct the disposition of the Series F Warrants which each owns of record. As of December 30, 2004, each of the Reporting Persons may be deemed to own beneficially an aggregate of 38,626,270 shares of Common Stock on an as converted basis as applicable, or 63.1 % of the Company's issued and outstanding shares of Common Stock on an as converted or exercised basis, as applicable.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 38,626,270 shares of Common Stock that may be deemed to be owned beneficially by each of them.

---------------------                                      ---------------------
22674V100                                                          Page 14 of 18
---------------------                                      ---------------------

                  (c) As more fully described in Item 3 above, on [December 29], 2004, the GAP Purchasers, pursuant to the Note and Warrant Purchase Agreement, agreed to purchase the Notes and the Series F Warrants. Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in any shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Warrants or Series F Warrants in the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Item 6 is hereby amended by substituting the following paragraph for the first paragraph of Item 6 in the Original 13D:

                  As noted above, the GAP Managing Members (other than certain GAP Managing Members) are authorized and empowered to vote and dispose of the securities held by GAPCO, GAP is authorized and empowered to vote and dispose of the securities held by GAP 74 and GapStar, and the GAP Managing Members are authorized and empowered to vote and dispose of the securities owned by KG and GmbH Management. Accordingly, GAP and the GAP Managing Members may, from time to time, consult among themselves and coordinate the conversion and exercise of the shares of Series D Preferred Stock, the shares of Series E Preferred Stock, the Warrants, the Series F

---------------------                                      ---------------------
22674V100                                                          Page 15 of 18
---------------------                                      ---------------------

Warrants and the Series F Preferred Stock issuable upon exercise of the Series F Warrants, as applicable, the voting and disposition of the shares of Series D Preferred Stock, the shares of Series E Preferred Stock, the shares of Series F Preferred Stock, the Warrants and the Series F Warrants, as applicable, the voting and disposition of the shares of Common Stock issuable upon conversion of the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock or exercise of the Warrants and the voting and disposition of the shares of Series F Preferred Stock issuable upon exercise of the Series F Warrants, as well as such other action taken on behalf of the Reporting Persons with respect to the Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Common Stock, Warrants or the Series F Warrants as they deem to be in the collective interest of the Reporting Persons.

                  In addition, Item 6 is also hereby amended by adding the following paragraphs at the end thereof:

                  As described in Item 3 above, on December 29, 2004, the GAP Purchasers entered into the Note and Warrant Purchase Agreement pursuant to which the GAP Purchasers agreed to purchase the Notes and the Series F Warrants. Such purchase was consummated on December 30, 2004. The shares of Series F Preferred Stock are convertible into the number of shares of Common Stock equal to the product of (i) the number of shares of Series F Preferred Stock being so converted multiplied by (ii) the quotient of (x) the Series F Accreted Value divided by (y) $1.40, subject to anti-dilution adjustments. Series F Accreted Value means, with respect to each share of Series F Preferred Stock, the sum of $14.00 plus all dividends that have accrued and compounded semi-annually with respect thereto. If, as of any date after July 9, 2007, the average

---------------------                                      ---------------------
22674V100                                                          Page 16 of 18
---------------------                                      ---------------------

closing price per share of Common Stock for any 60 consecutive trading days after July 9, 2007, equals or exceeds 400% of the Series F Accreted Value, then the Company has the right, at its option, to redeem within 30 days, all of the outstanding shares of Series F Preferred Stock for cash at a price per share equal to the Series F Accreted Value plus both all dividends accrued since the previous semi-annual compounding date.

                  On July 9, 2008, all of the outstanding shares of Series F Preferred Stock must automatically be redeemed, by the Company for cash at a price per share equal to the Series F Accreted Value plus all dividends accrued since the previous semi-annual compounding date. The shares of Series F Preferred Stock also receive dividends at the annual rate of 5-3/4% of the Series F Accreted Value, which compound to the Series F Accreted Value on a semi-annual basis on December 31 and June 30 of each year.

                  In addition, the Company agreed in the Note and Warrant Purchase Agreement to allow one individual designated by GAP 74 to attend meetings of the Board of Directors of the Company as a non-voting observer.

                  Additionally, pursuant to the Note and Warrant Purchase Agreement, the GAP Purchasers agreed to purchase in March 2005 additional promissory notes of the Company in the aggregate principal amount of $3,250,000 and additional warrants to purchase an aggregate of 69,642 shares of Series F Preferred Stock, subject to certain conditions to closing set forth in the Note and Warrant Purchase Agreement, including, without limitation, receipt by the GAP Purchasers of written notice after March 1, 2005, but or nor prior to March 31, 2005, of a resolution or written consent approved by the non-interests members of the Board of Directors that states that it is in the best interests

---------------------                                      ---------------------
22674V100                                                          Page 17 of 18
---------------------                                      ---------------------

of the stockholders and creditors of the Company for the Company to borrow additional funds from the GAP Purchasers, Campina and Richmond.

                  The foregoing summary of the Note and Warrant Purchase Agreement is qualified in its entirety by reference to Exhibit 4 to this Amendment.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney, dated January 4, 2004 appointing Thomas J. Murphy, Attorney-in-Fact for GAP.

                  Exhibit 3: Power of Attorney, dated January 4, 2004 appointing Thomas J. Murphy, Attorney-in-Fact for GAPCO.

                  Exhibit 4:      Note and Warrant Purchase Agreement

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22674V100                                                          Page 18 of 18
---------------------                                      ---------------------

                                   SIGNATURES
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 30, 2004

                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its sole member

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAPCO GMBH & CO. KG

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director



                                   GAP MANAGEMENT GMBH

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director